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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                                               COMMISSION FILE NUMBER  0-12641
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                                               CUSIP NUMBER 714901 10 5
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                          NOTIFICATION OF LATE FILING

(Check One):

[  ] Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K    [ X ] Form 10-QSB
[  ] Form N-SAR

     For Period Ended:  September 30, 1995
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     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form N-SAR
     [  ]  Transition Report on Form 11-K

     For the Transition Period Ended:_______________________________________

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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

PERSONAL COMPUTER PRODUCTS, INC.
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Full Name of Registrant

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Former Name if Applicable

10865 Rancho Bernardo Road
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Address of Principal Executive Office (Street and Number)

San Diego, CA   92127
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City, State and Zip Code
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                  PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                  PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

   During the quarter ended September 30, 1995, one of the Company's wholly-owned subsidiaries upgraded its computer systems. As a result of the upgrade, delays in processing and verifying the accounting data were experienced. The Company is in the process of finalizing the analysis of its accounting records and preparing the financial statements which are derived from such records. It is anticipated that the Form 10-QSB can be completed, appropriately reviewed and filed within the allowed relief time.

                  PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Ralph R. Barry                           619  485-8411
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               (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ] Yes [X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       PERSONAL COMPUTER PRODUCTS, INC.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 14, 1995     By       Ralph R. Barry
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                            Name  Ralph R. Barry
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                            Title  Chief Financial Officer
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